Mail Stop 3561

December 8, 2009

Stephen J. Sperco
Chief Executive Officer
Bluegate Corporation
701 North Post Oak Road, Suite 600
Houston, Texas 77024

>   **Re: Bluegate Corporation**
>   **Preliminary Information Statement on Schedule 14C**
>   **Filed November 10, 2009**
>   **File No. 000-22711**

Dear Mr. Sperco:

　　　　We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

　　　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please include the cover page required by Schedule 14C.

2. Pursuant to the Form 8-K filed on November 18, 2009, it appears that you have taken all of the actions approved by the shareholder consent. Please tell us your analysis as to how this is consistent with Rule 14c-2(b) under the Exchange Act, which provides that the information statement shall be sent or given at least 20 calendar days prior to the earliest date on which the corporate action may be taken. In this regard, we note your statements in the information statement that

the resolutions approved in the shareholder consent "will become effective twenty (20) calendar days after this Information Statement is first mailed" to shareholders and that the resolutions "are expected to be final as of December 6, 2009."

3. Please provide the disclosure required by Item 3 of Schedule 14C.

4. We note the following statement on page 9 of Convergent Capital Appraisers' fairness opinion: "This Opinion is furnished solely for the benefit of Management and the Board of Directors and may not be relied upon by any other person or for any other purpose without our express, prior, written consent." In addition, we note the following statements on page 10 of Convergent Capital Appraisers' fairness opinion: "Convergent Capital Appraisers shall not be subjected to any personal liability whatsoever to any person, or on behalf of you or your affiliates. Convergent Capital Appraisers has been retained on behalf of and has delivered this Opinion solely to the Management and the Board of Directors." These statements may be viewed as limitations on the ability of shareholders to rely on the opinion. Because they are inconsistent with the disclosures relating to the opinion, please delete the limitations. Alternatively, disclose the basis for Convergent Capital Appraisers' belief that shareholders cannot rely upon the opinion to support any claims against Convergent Capital Appraisers arising under applicable state law (e.g., the inclusion of an express disclaimer in Convergent Capital Appraiser' engagement letter with the registrant). Describe any applicable state law authority regarding the availability of such a potential defense. In the absence of applicable state law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further, disclose that the availability of such a state law defense to Convergent Capital Appraisers would have no effect on the rights and responsibilities of either Convergent Capital Appraisers or the board of directors under the federal securities laws.

5. Please provide us with your analysis as to whether the assets disposed of in accordance with the resolutions approved by the shareholder consent comprise "all or any substantial part" of the total amount of assets that you owned prior to their disposal. In this regard, please note that the disposal of all or a substantial portion of your assets requires you to provide the disclosures required by Item 14 of Schedule 14A.

Notice, page 1

6. Here and elsewhere in the information statement you refer to the Asset Sale and Purchase Agreement between you and "a Sperco entity" controlled by Stephen Sperco. Please revise your disclosure to identify that entity as Sperco, LLC.

Disposition of Property, page 10

7. We note that, pursuant to the Asset Sale and Purchase Agreement, effective November 7, 2009, between you and Sperco, LLC, a portion of the purchase price paid by Sperco, LLC consisted of a $100,000 "reduction of the secured portion of the SAI Corporation Promissory Note to Bluegate." Please revise your disclosure to clarify the relationship between Sperco, LLC and SAI Corporation and to explain the manner in which Sperco, LLC reduced the amount of Bluegate's liability to SAI Corporation.

8. Please revise your disclosure to describe separately and value separately the assets sold to each of Sperco, LLC, Trilliant Technology Group, Inc., and SAI Corporation.

*   *   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to Lilyanna Peyser, Attorney Advisor, at (202) 551-3222, Brigitte Lippmann, Special Counsel, at (202) 551-3713, or me at (202) 551-3725.

Sincerely,

H. Christopher Owings
Assistant Director